FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR November 25, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable













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                                   FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      November 23, 2005

3.    Press Release
      -------------

      November 23, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced that at a special shareholders' meeting held November 21, 2005, shareholders approved the amendment of the Company's capital by authorizing creation of a class of preferred shares. These shares are issuable in series with each series having such rights and restrictions, including conversion, redemption, retraction, dividends and like matters, as the directors may determine at the time of issuance. The preferred shares as a class have no par value and do not have a fixed number.

The Company's management believes the authorization of these shares will provide it flexibility in its efforts to secure financing from strategic investors. There are currently no definitive agreements in place to issue any of the preferred shares.

Other News: Shipment of BioOil Successfully Completed

DynaMotive further announced that it has successfully completed the first commercial shipment of BioOil from its West Lorne plant. Twenty tonnes of BioOil were shipped via tanker truck to a U.S. customer for the development of specialty products from BioOil. The shipment signals the commencement of commercial operations at the plant. Photographs of the shipment will be posted on the DynaMotive website.





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5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 23rd day of November 2005.


            DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                                (signed)    "Andrew Kingston"
                                             ----------------
                                             Andrew Kingston
                                             President & CEO












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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT
REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES
LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

 DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release: November 23, 2005

    DynaMotive Shareholders Approve Creation of Preferred Shares at
                    Special Shareholders Meeting

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced that at a special shareholders' meeting held November 21, 2005, shareholders approved the amendment of the Company's capital by authorizing creation of a class of preferred shares. These shares are issuable in series with each series having such rights and restrictions, including conversion, redemption, retraction, dividends and like matters, as the directors may determine at the time of issuance. The preferred shares as a class have no par value and do not have a fixed number.

The Company's management believes the authorization of these shares will provide it flexibility in its efforts to secure financing from strategic investors. There are currently no definitive agreements in place to issue any of the preferred shares.

Other News: Shipment of BioOil Successfully Completed

DynaMotive further announced that it has successfully completed the first commercial shipment of BioOil from its West Lorne plant. Twenty tonnes of BioOil were shipped via tanker truck to a U.S. customer for the development of specialty products from BioOil. The shipment signals the commencement of commercial operations at the plant. Photographs of the shipment will be posted on the DynaMotive website.

About DynaMotive

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources created by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.


For more information on DynaMotive, please call:

Corporate Communications:
Telephone: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email:  info@dynamotive.com
Website:  www.dynamotive.com






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Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to: disappointing plant production at a rate or of a quality which falls significantly below expectations and results in a material shortfall from the expected economic value, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.

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